Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter & Co, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: May 4, 2022

Registration Statement File Number: 333-260701

Announcement Regarding the Corporate Reorganization

On May 4, 2022, Banco Inter S.A., a Brazilian corporation (“Inter”), disclosed a notice to market in connection with the transaction to transfer the shareholder base of Inter to Inter & Co, Inc. (“Inter & Co”)(the “Corporate Reorganization”). The registration statement with respect to the transaction described has been file with the SEC with the file number 333-260701.

Free translation into English of the document described above (Exhibit I hereto) is attached to this document.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Inter & Co may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information

In connection with the Corporate Reorganization, Inter & Co has filed with the SEC a registration statement for the Inter & Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

Forward-Looking Statements

Statements contained in this communication (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter & Co and Inter; convictions related to value creation as a result of the proposed transaction involving Inter & Co and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter & Co and Inter. In some cases, terms such as estimate, project, anticipate, plan, believe, may, expectation, anticipate, intend, planned, potential, could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter & Co’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

EXHIBIT I

BANCO INTER S.A.

Publicly-Held Company with Authorized Capital (Category "A") - CVM Code 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE: 31.300.010.864

NOTICE TO MARKET

UPDATE ON CORPORATE REORGANIZATION

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) ("Inter"), in compliance with the provisions of CVM Resolution 44, of August 23, 2021, informs its shareholders and the market in general, in addition to the Material Fact disclosed on April 15, 2021 and notices to the market disclosed on April 20 and 29, 2022, in connection with the corporate reorganization aimed at migrating its shareholder base to Inter & Co, Inc. (new name of Inter Platform, Inc.), a company organized under the laws of the Cayman Islands ("Inter&Co"), with its shares to be listed on the Nasdaq, a stock exchange in the United States, and which Level I Brazilian Depositary Receipts - BDRs, issued pursuant to CVM Instruction 332, of April 4, 2000, as amended, backed by Class A Shares (as defined below) issued by Inter&Co ("BDRs"), will be listed on B3 - Brasil, Bolsa, Balcão S.A. ("B3") ("Corporate Reorganization"), that:

Effectiveness of the Registration Statement Filed by Inter&Co with the Securities and Exchange Commission ("SEC")

On this date, the satisfaction of a condition precedent to the Corporate Reorganization, that is, that the SEC has declared the amendment to the registration statement submitted by Inter&Co to the SEC effective.

Corporate Reorganization: How to participate in the Extraordinary General Meeting

The approval of the Corporate Reorganization will be voted at an extraordinary general meeting of Inter called for May 12, 2022, at 10:30 a.m. ("Meeting"). The Meeting will be held exclusively digitally and, to participate, it is necessary to register on the digital platform up to two days prior to the date of the Meeting, that is, up to and including May 10, 2021.

To do so, shareholders or their representatives must access the link https://www.tenmeetings.com.br/assembleia/portal_/#/?id=B75D36239481 and complete the registration form, indicating the e-mail address that will be used to access the Digital Platform on the day of the Meeting. As part of the registration, the following documents must be sent through the platform:

•	In the case of individuals: scanned copy of a legally valid identity document with photo.

•	In the case of legal entities: authenticated copy of the updated bylaws or articles of incorporation, of the act that invests the representative with sufficient powers for representation within the scope of the Assembly, duly registered in the competent bodies, accompanied by the legally valid identity document with photo of the legal representative.

•	In the case of investment funds: authenticated copy of the fund's last consolidated regulation and of the statute or social contract of its administrator and/or manager (as applicable according to the fund's regulation), corporate documents that prove the representation powers and a legally valid identity document with a photo of the legal representative.

Additional Information

The documents pertaining to the Corporate Reorganization, including the Valuation Reports, the Merger of Shares Protocol and Justification and the Inter Reference Form, are available to shareholders at Inter's headquarters, at the Investor Relations Department, at Avenida Barbacena, nº 1.219, Belo Horizonte/MG, by e-mail ri@bancointer.com.br, on Inter's website (http://ri.bancointer.com.br) and on the websites of the Brazilian Securities Commission (http://www.gov.br/cvm) and of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

Inter's Shareholders may consult Inter's Investor Relations department for any questions they may have regarding the Corporate Reorganization and/or the Meeting, through the channels indicated above.

This Notice is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful absent registration or qualification under the securities laws of such jurisdiction.

Statements contained in this Market Announcement (or the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, include statements regarding the proposed transaction involving Inter&Co and Inter; beliefs relating to value creation as a result of the proposed transaction involving Inter&Co and Inter; the intended timetable for completion of the transaction; benefits and synergies of the transaction; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter&Co and Inter. In some cases, terms such as "estimate," "project," "forecast," "plan," "believe," "may," "expect," "anticipate," "intend," "planned," "potential," "could," "will" and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter&Co's and Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

Belo Horizonte, May 5, 2022.

HELENA LOPES CALDEIRA

CFO AND INVESTOR RELATIONS DIRECTOR

ADDITIONAL INFORMATION TO US INVESTORS: This material fact is being released in connection with the proposed Corporate Reorganization involving Inter and Inter&Co. In connection with the Corporate Reorganization, Inter&Co has filed with the SEC a post-effective amendment to the registration statement for the Inter&Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as amended as well as other filings containing information on the Inter&Co and the Corporate Reorganization are available free of charge on the SEC's website (www.sec.gov).